Exhibit 99.1

PART D – ADDITIONAL INFORMATION ON SCAILEX CORPORATION LTD

The corporate name: Scailex Corporation Ltd.
The corporate number in the company registrar: 52-003180-8
Corporate address: 3 Azrieli Center, Triangular Tower, 43rd Floor. 67023 Tel Aviv, Israel
Telephone: 03-6075855
Fax: 03-6075884
Date of balance sheet: December 31st 2006
Date of the report: March 20th 2007
Period of the report: January 1st 2006 – December 31st 2006
E-mail address: contact_us@scailex.com

Ruling 10a – Summary of the quarterly income and loss reports

Quarterly profit and loss statements of 2006:

	Q1 2006	Q2 2006	Q3 2006	Q4 2006

Financial Income	12,778	15,871	16,060	17,089
Other Income	11,611	-	-	5,632
General and administrative expenses	(3,025)	(2,485)	(2,364)	(4,778)
Financial expenses	(262)	(256)	(749)	162
Other expenses	(13)	-	-	(2,780)
Income before taxes on income	21,089	13,130	12,947	15,325
Tax benefit (taxes on income)	(1,951)	(4,454)	(735)	446
Net income from continuing operations	19,138	8,676	12,212	15,771
Net income from discontinuing operations	9,897	19,136	(2,224)	32,145
Net income for the period	29,035	27,812	9,988	47,916

Net income attributes to the minority shareholders	(672)	(5,238)	(276)	(6,390)
Net income attributes to the
shareholders of the Company	28,363	22,574	9,712	41,526

Ruling 10 – Use of proceeds from securities issuance with referring to the objective set forth in the prospectus

The company didn’t raise any money from the public in the year 2006. The last raise of funds was in 1985.

Ruling 11 – list of investments in subsidiaries and related companies directly and indirectly as of December 31st, 2006

Companies name	Type of shares	Par Value NIS	Number of shares held	Amount of shares	Mother Company	Percentage in voting and equity	Country of incorporation	Activity

Scailex Vision	Ordinary	0.01	130,031,753	165,473,098	Scailex	77.1%	Israel	Inactive
					Corporation
					Ltd.
Scailex Vision	Ordinary	0.01	17,400,000	17,400,000	Scailex	100%	Israel	Inactive
International Ltd.					Vision Ltd.
Scailex Vision	Ordinary	Not	Not	Not relevant	Scailex	100%	Israel	In
(TI) Ltd.		relevant	relevant		Vision			liquidation
					International
					Ltd.
CSHELL 201	Ordinary	Foreign	Foreign	Foreign	Scailex	100%	South Africa	In
		company	company	company	Vision Ltd.			liquidation
KOVACS319	Ordinary	Foreign	Foreign	Foreign	Scailex	100%	South Africa	In
		company	company	company	Vision Ltd.			liquidation
KOVACS183	Ordinary	Foreign	Foreign	Foreign	Scailex	100%	South Africa	In
		company	company	company	Vision Ltd.			liquidation
APRION BV	Ordinary	Foreign	Foreign	Foreign	Scailex	100%	The	In
		company	company	company	Vision Ltd.		Netherlands	liquidation
SVA DISBURSEMENT	Ordinary	Foreign	Foreign	Foreign	Scailex	100%	USA	Inactive
LLC		company	company	company	Vision Ltd.
Scitex	Ordinary	Foreign	Foreign	Foreign	Scailex	100%	The	Inactive
International		company	company	company	Corporation		Netherlands
Trading Co. BV					Ltd.
Scitex Telecom	Ordinary	Foreign	Foreign	Foreign	Scitex	100%	Britain	In
Limited		company	company	company	International			liquidation
					Trading Co. BV
Petroleum Capital	Ordinary	No P.V.	801	1,000	Scailex	80.1%	Israel	*
Holdings Ltd.					Corporation
					Ltd.
Jemtex Ink Jet	Preferred A	0.01	4,929,053	32,860,352	Scailex	15%	Israel	Digital
Printing Ltd.					Corporation			printing
					Ltd.
Real Time Image	Preferred B	0.01	1,100,000	3,632,745	Scailex	14.9%	Israel	Inactive
Ltd.	Preferred B1	0.01	1,100,000	1,100,000	Corporation
	Preferred D	0.01	625,000	3,628,906	Ltd.
	Ordinary,
	preferred
	A, C, C1	0.01	-	10,561,673
Dor Ventures	Ordinary	Not	Not	Not relevant	Scailex	13.2%	Israel	VC
Israel Ltd.		relevant	relevant		Corporation
					Ltd.
InfoBit Ltd.	Ordinary	Not	Not	Not relevant	Scailex	21.3%	Israel	In
		relevant	relevant		Corporation			liquidation
					Ltd.

* Petroleum Capital Holdings Ltd. was incorporated on January 8th, 2007 and is currently holding shares in Oil refineries Ltd. ("Bazan").

Ruling 12 – changes in investing in subsidiaries and associated companies directly and indirectly in the period of the report

See the detailing in Note 1b to the financial reports.

Ruling 13 – revenues of subsidiaries and associated companies and revenues of the corporation from them in the period of the report

For year ended December 31, 2006 (NIS in Millions)

Company name	Profit (loss) before taxes and extra ordinary items	Net profit (loss)	Dividend	Dividend declared and received after balance-sheet date	Management fees	Interest

Scailex Vision Ltd.
(consolidated)	8.7	41.7	474.6	59.6	0.7	0.2
Scailex Development
Corporation Ltd. *	3.1	17.9	332.5	-	0.04	4.0
Jemtex Ink Jet Printing Ltd.	(9.7)	(9.7)	-	-	-	1.0
Summary	2.0	49.8	807.1	59.6	0.8	5.2

        * The company was liquidated in August 2006.

Ruling 20 – Trading in the stock exchange – securities listed for trading, dates and reasons for cease in trading

On September 12, 2006 there was a cease in trading in the Company’s shares due to it’s announcement of delisting from trading in the Nasdaq Global Market (“Nasdaq”) .

In September 18, 2006 there was a cease in trading in the Company’s shares in the Nasdaq and on September 23 the Company’s shares were delisted from the Nasdaq – see section 2.1.3.1 to the periodic report.

As of the date of the report, the Company’s shares are quoted in the OTC (over the counter) Bulletin board in the USA.

Ruling 21 – payments to holders of senior position

holder of senior position	NIS In thousand

CEO*	2,041
CFO*	643
Chairman of the board	548
Internal Auditor	30

* The sum in the year 2006 include a one time receipt that the CEO and the CFO of the company received from the former major shareholders after the control of the Company has been transferred in the amount of NIS 1,072 thousand and NIS 86 thousand , respectively.

Ruling 22 – Salary and Benefits

The total salary and benefits of the directors and the CEO and the related expenses, which were not deviated from the norm, amounted to NIS 3,356.

For details of the management agreement with Globcom, which was approved by the audit committee and the board committee on March 20, 2007 and is subject to the approval of the general meeting on April 30, 2007 – see section 4.8.11. in part A to the report.

Ruling 24 – Shares and convertible securities held by interested parties in the corporation, Subsidiary or a associated company close to the date of the report as possible:

Name of holder	Type of securities	Amount	Rate of holding[1]	Rate of holding with Fully diluted [2]

Tao Tsuot Ltd.	Ordinary shares	5,486,533	14.4%	14.3%
Ilan Ben Dov	Ordinary shares	117,062	0.3%	0.3%
Sunny Electronics Ltd.	Ordinary shares	4,725,935	12.4%	12.4%
Israel Petrochemical
Enterprises Ltd.	Ordinary shares	19,112,255	50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	Ordinary shares	2,300	0.01%	0.01%
Yahel Shachar	Options	40,000	0%	0.1%

1 Rate of holding from the issued shares not including the dormant shares

[2] After the realization of 112,000 options, on February 21, 2007, see section 4.8.7 in the periodic report.

The company holds, directly and indirectly, 5,401,025 dormant shares, that constitute 12.4% of the Issued capital of the company, that in acordence with the Companies Law does not gran any rights including voteing rights and the rights to dividend. To the best knowledge of the company, these are all the dormant shares exists in the issued capital of the company.

Ruling 24a – Registered capital, Issued capital and convertible securities

Registered capital: 48,000,000 ordinary shares NIS 1.00 Par Value.

Issued capital: 43,579,388 ordinary shares NIS 1.00 Par Value*.

Issued capital net of dormant shares: 38,178,363 ordinary shares NIS 1.00 Par Value.

Dormant shares: 5,401,025 NIS 1.00 Par Value*.

Amount of options of the company that are convertible to ordinary shares: 81,000

* After the date of the financial statements, the issued capital of the company grew to 43,579,388 shares and the Issued capital, net of dormant shares grew to 38,178,363 shares upon the exercise of 112,000 options.

Ruling 26 – the directors of the corporation at the date of the report

A. members of the board

Name	I.D. number	Address	Date of appointment

Eran Schwartz	59224121	12 Ramat Yam St.	18.07.06
		Herzliya Pituah
Irit Ben Ami	056794852	39a Chipman St. Raanana	18.07.06
Arie Zief	009792482	22 Herzfeld St.	18.07.06
		Herzliya Pituah
Shalom Singer	00660894	76 Levy Eshcol St. Tel	18.07.06
		Aviv
Arie Silverberg	42508754	56 Keren Hayesod St.	18.07.06
		Herzeliya
Mordechai Peled	56092711	47 Hanesher St. Raanana	18.07.06
Arie Ovadia	78284338	11 Hashomer St. Raanana	18.07.06
Dror Barzilai	51955995	23 Carmeli St. Rmat Gan	31.12.06
Yoav Biran	007935836	3/4 Oved St. Jerusalem	29.12.05

B. Directors that have ceased to serve during the year

Name	I.D. number	Address	Date of termination

Ariella Zochovitzky	054125612	21a Shelomo Hamelech	28.12.05
		St. Herzeliya
Ophira Rosolio-Aharonson	008912677	48 Shevet Menashe St.	18.07.06
		Herzeliya
Raanan Cohen	0230739119	82 Hanasi Izhak St.	18.07.06
		Herzeliya
Alon Shimon	003055403	abroad	18.07.06
Ami Erel	004871265	10 Rimon St. Ramat Efal	18.07.06
Nachum Shamir	052207107	Abroad	18.07.06
Avi Fischer	054185608	11 Bet Zuri St. Tel	18.07.06
		Aviv
Shay Livnat	055443915	26 Shalva St. Hertzlia	18.07.06
Dogon Gerald Morris	069688109	78 Hakidma St. Herzeliya	31.12.06
Avraham Asheri	000954768	12 Yashpe St. Mevaseret	18.07.06
		Zion

C. additional details on the Directors:

Name of Director	Eran Schwartz
Citizenship	Israeli
Date of birth	09/06/1965
Membership of a committee or committees of the board of directors	Chairman of the board and a member of the Investment committee
Is the director an Outside director, does he have expertise in accounting	The director is not an Outside director
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	Director in Petroleum Capital Holdings Ltd. CEO of I.D. Federman Holdings Ltd, CEO of Israel Petrochemical Enterprises Ltd.
Academic education and positions during the last 5 years	Academic education: Master in MBA from Tel Aviv University, Bachelor in Management and economy from Tel Aviv University.
Positions: CEO of I.D. Federman Holdings Ltd. from January 1998, CEO and Director of Israel Petrochemical Enterprises Ltd. from November 1999.
Other corporation in which he serves as a director	Chairman of the board of Scailex Vision (Tel-Aviv) Ltd.,Vice chairman of the board of Modgal Ltd. and a director in companies from Modgal Group, director in Petroleum Capital Holdings Ltd., Israel Petrochemical Enterprises Ltd., Camera Corps Ltd., Se'cure Pharmaceuticals Ltd., Wet Water Ltd., and Globcom Investments Ltd.
A relative of another interested party in the Corporation.	The director is not a relative of other interested party in the corporation.
Does the director have an expertise in accounting and finance	The director does have expertise in accounting and finance.

Name of Director	Irit Ben Ami
Citizenship	Israeli
Date of birth	15/04/1961
Membership of a committee or committees of the board of directors	Audit Committee
Is the director an Outside director, does he have expertise in accounting	The director is not an Outside director
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.
Academic education and positions during the last 5 years	Academic education: Bachelor in Economics and accounting from Haifa University. Bachelor in L.L.B from Shaarey Mishpat college. Positions: Chief Financial Officer in Clalit Health services 3 years.
Other corporation in which he serves as a director	Eldan Tech Ltd., Adontech Ltd.,
A relative of another interested party in the Corporation.	The director is not a relative of other interested party in the corporation.
Does the director have an expertise in accounting and finance	The director does have expertise in accounting and finance.

Name of Director	Arie Zief
Citizenship	Israeli
Date of birth	30/03/1946
Membership of a committee or committees of the board of directors	Remuneration Committee, Nominating Committee
Is the director an Outside director, does he have expertise in accounting	The director is not an Outside director
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.
Academic education and positions during the last 5 years	Academic education: Bachelor in Economy from Jerusalem University.
Positions: CEO of Dubek Ltd. from January 2003, Chairman of the board of Modgal Ltd. 1999-2003, Chairman of Bank Mizrahi Investments 2000-2003
Other corporation in which he serves as a director	Carmel Olefins Ltd., Israel Petrochemical Enterprises Ltd., Ardalia Ltd., Scailex Vision (Tel-Aviv) Ltd.
A relative of another interested party in the Corporation.	The director is not a relative of other interested party in the corporation.
Does the director have an expertise in accounting and finance	The director does have expertise in accounting and finance.

Name of Director	Shalom Singer
Citizenship	Israeli
Date of birth	19/08/1946
Membership of a committee or committees of the board of directors	Audit committee, Investment committee, Remuneration Committee, Nominating Committee.
Is the director an Outside director, does he have expertise in accounting	The director is not an Outside director
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.
Academic education and positions during the last 5 years	Academic education: Bachelor in Accountant from Haifa University.
Positions: Special manager in Kagam Pension Fund, 2003-2005, Executive Vice President in Elbit Medical Imaging Ltd. 1999-2002, charman of the Investment Committee in the Profits Participating Policies of Clal Insurance Company from 2006.
Other corporation in which he serves as a director	Singer Barnea & Co Ltd., Robert Marcus appraisers Ltd., Scailex Vision (Tel-Aviv) Ltd., Israel Petrochemical Enterprises Ltd. and Scope-Metal Trading & Technical services Ltd.
A relative of another interested party in the Corporation.	The director is not a relative of other interested party in the corporation.
Does the director have an expertise in accounting and finance	The director does have expertise in accounting and finance.

Name of Director	Arie Silverberg
Citizenship	Israeli
Date of birth	21/11/1947
Membership of a committee or committees of the board of directors	Investment committee
Is the director an Outside director, does he have expertise in accounting	The director is not an Outside director
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	Director in Petroleum Capital HoldingsLtd.
Academic education and positions during the last 5 years	Academic education: Bachelor in Chemical Engineering from Technion, Haifa, Master in Chemical Engineering from Technion, Haifa.
Positions: Consultant in Gllencor 3 years, Manager Energy Field in Gllencor 3 years.
Other corporation in which he serves as a director	Avgol industries (1953) Ltd. Energy Infrastructure Acquisition Corporation
A relative of another interested party in the Corporation.	The director is not a relative of other interested party in the corporation.
Does the director have an expertise in accounting and finance	No

Name of Director	Modi Peled
Citizenship	Israeli
Date of birth	21/10/1959
Membership of a committee or committees of the board of directors	Audit Committee
Is the director an Outside director, does he have expertise in accounting	The director is not an Outside director
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.
Academic education and positions during the last 5 years	Academic education: Bachelor in Management and economy from Tel Aviv University, Master in MBA from Tel Aviv University. Positions: Director and CEO in Pelgo Ltd. 1997-2006.
Other corporation in which he serves as a director	Pelgo Ltd., director and holds joined control in Provisio Capital, and, alternate director in Fourier Systems
A relative of another interested party in the Corporation.	The director is not a relative of other interested party in the corporation.
Does the director have an expertise in accounting and finance	The director does have expertise in accounting and finance.

Name of Director	Arie Ovadia
Citizenship	Israeli
Date of birth	25/12/1948
Membership of a committee or committees of the board of directors	Investment Committee
Is the director an Outside director, does he have expertise in accounting	The director is not an Outside director
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.
Academic education and positions during the last 5 years	Academic education: Doctor in Economics from University of Pennsylvania USA
Positions: Consultant to Companies, A member in the Israel Accounting Standards Board, chairman of the Israeli Phoenix Insurance Company Ltd.
Other corporation in which he serves as a director	Elite Industries Ltd., Mehadrin Ltd., Carmel Olefins Ltd.., Giron Ltd., Destiny Ltd., Israel Petrochemical Enterprises Ltd, Teva Naot Ltd., Elron Electeronic Industries Ltd. Intercure Ltd. Nadlan Com. Israel Ltd. Peninsula Financial Ltd. Pirstrim Ltd.
A relative of another interested party in the Corporation.	The director is not a relative of other interested party in the corporation.
Does the director have an expertise in accounting and finance	The director does have expertise in accounting and finance.

Name of Director	Dror Barzilai
Citizenship	Israeli
Date of birth	28/08/1953
Membership of a committee or committees of the board of directors	Audit Committee, Investment Committee.
Is the director an Outside director, does he have expertise in accounting	He is an Outside director; he does have an expertise in accounting.
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.
Academic education and positions during the last 5 years	Academic education: Bachelor in Economics and Accounting from Tel Aviv University, Graduate of the Advanced Management Program (AMP) from Harvard Business School, USA.
Positions: Chief Executive Officer of Nestle Ice Cream (Israel), Outside Director and Chairman of Audit Committee of Clal Credit Insurance Ltd., Active Deputy Chairman of the Board of Directors of Soy Magic (UK).
Other corporation in which he serves as a director	Clal Credit Insurance Ltd.
A relative of another interested party in the Corporation.	The director is not a relative of other interested party in the corporation.
Does the director have an expertise in accounting and finance	The director does have expertise in accounting and finance.

Name of Director	Yoav Biran
Citizenship	Israeli
Date of birth	17/07/1939
Membership of a committee or committees of the board of directors	Audit Committee, Remuneration Committee, Appointment Committee.
Is the director an Outside director, does he have expertise in accounting	He is an Outside director; he does not have an expertise in accounting.
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	The director is not an employee of the Company, of its subsidiary or related company or of an interested party in it.
Academic education and positions during the last 5 years	Academic education: Bachelor in General History and international relations from the Hebrew University, Master in General History from the Hebrew University.
Positions: Deputy to General Manager of the Israeli Foreign Ministry, 3 years, General Manager of the Israeli Foreign Ministry, 2 years.
Other corporation in which he serves as a director	The director is not a director in another corporation.
A relative of another interested party in the Corporation.	The director is not a relative of other interested party in the corporation.
Does the director have an expertise in accounting and finance	No

Rule 26a - holders of senior positions in the company

Name of holder of a senior position	Shachar Yahel
Identity number	057484826
Date of birth	15/03/1962
Date of assuming office	18/07/2006
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	CEO
Academic education and positions during the last 5 years	Academic education: L.L.B in Law from Tel Aviv University, L.L.M in Law from Georgetown University, USA. Positions: CFO in Scailex Corporation Ltd., 4.5 years
A relative of another interested party in the Corporation.	the senior officer is not a relative of another senior officer or of an interested party in the corporation.

Name of holder of a senior position	Rachim Shachar
Identity number	28564037
Date of birth	05/07/1971
Date of assuming office	18/07/2006
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	CFO
Academic education and positions during the last 5 years	Academic education: B.A in Economics and Accounting from Ben Gurion University. M.B.A in Business Administration, Major: Finance, from ESG, France.
Positions: Controller in Scailex Corporation Ltd., 2.5 years, Assistant controller Discount Investments Ltd., 3 years.
A relative of another interested party in the Corporation.	the senior officer is not a relative of another senior officer or of an interested party in the corporation.

Name of holder of a senior position	Moshe Cohen
Identity Number	051209971
Date of birth	03/04/1952
Date of beginning of service	20/11/2006
Positions in the Corporation, in its Subsidiary, in a related company or at an interested party	Internal Auditor * Moshe Cohen serves as the Company's Internal Auditor, but he is not a company employee
Academic education and positions during the last 5 years	Academic education: B.A. in Economics and Accounting in Tel-Aviv University
Positions: Partner in the firm "Haikin, Cohen, Rubin & Gilboa - Certified Public Accountants" for 24 years. Director in a few companies over 5 years. Internal Auditor in a few private and public companies over 5 years.
A relative of another interested party in the Corporation.	the senior officer is not a relative of another senior officer or of an interested party in the Corporation.

Ruling 27 – The Auditor of the Company

Name of Auditor: Brightman, Almagor & Co., Certified Public Accountants*

Address: 1 Azrieli Center, Circular Tower, Tel Aviv 67021

To the best knowledge of the company, Auditor or his partners are not interested party or a relative of another senior officer or of an interested party in the Corporation.

* On 31.12.2006 the Auditor of the company Kesselman & Kesselman, Certified Public Accountants Ceasing to Serve. Kesselman & Kesselman audit the yearly report to the year ended on 31.12.06 the appointment of Brightman, Almagor starts with connections to the fiscal year 2007.

Ruling 28 – change in the memorandum or Articles of Association

On December 31st, 2006 the company held an annual general meeting of the share holders on which were decided, among other things, to amend Articles 66, 25 and 69 of the Articles of Association of the company.

The amendment to articles 25 and 69 is to correlate between the article of incorporation of the company and the new articles

1.	THAT in Article 25, the following sentence be added at the end of paragraph (a):

“Notices may be given to the registered shareholders of the Company in the manner permitted under Article 69 hereof.”

2.	THAT in Article 66, the following sentence be inserted following the first sentence:

“Notwithstanding anything to the contrary herein, the term of the auditors may be extended beyond the next annual meeting, if so specified in the Shareholder Resolution that authorized the appointment of the auditors.”

3.	THAT in Article 69, the following text be inserted following paragraph (h):

“(i) Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in two daily newspapers in the State of Israel shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Register of Members (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel.

Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in one daily newspaper in the United States or in one international wire service shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.”

Amendment number 66 is to unable the company to prolong the validity of the appointment of the auditors of the company beyond the next annual general meeting of the company, with subordinate to the approval of its share holders to it.

Hereto is the wording of the amendment that was received in article 66:

THAT in Article 66, the following sentence is inserted following the first sentence:

“Notwithstanding anything to the contrary herein, the term of the auditors may be extended beyond the next annual meeting, if so specified in the Shareholder Resolution that authorized the appointment of the auditors.”

Ruling 29 – the recommendations of the directors to the annual general meeting and the decisions of the directors in the issues detailed in regulation, which does not require the approval of the annual general meeting.

On December 31st, 2006 the company held an annual general meeting of the share holders in which was decided, among other things, to amend articles 66, 25 and 69 to the Articles of Association, and to approve to the company to amend the articles of incorporation according to the said amendment with regards to article 28.

A.	Decisions of the annual general meeting that were received not in accordance with the director’s recommendations.

None

B.	Decisions of a special general meeting

None

Ruling 29A – The Company decisions related to that ruling:

Indemnification of company officers

On December 29, 2005 the General Meeting of company shareholders adopted a resolution to provide indemnification to directors and other officers of the company, under an indemnification certificate to be issued by the company to all officers, as defined in the indemnification certificate, which are eligible for indemnification, from time to time.

The indemnification certificate stipulates as follows:

The company commits to indemnify the officer to the maximum amount allowed by law for the following events:

(a)	Any financial liability imposed on the certificate recipient by decision of a court of law, including by compromise or arbitration agreement approved by the court, for any deed or omission in the course of their duties as officers of the company;

(b)	Reasonable litigation expenses subsequent to investigation or proceeding which has ended with no indictment against him and with no financial liability imposed on him in lieu of criminal proceedings, or which has ended with financial liability imposed on the officer in a criminal event not requiring proof of criminal intent;

(c)	Reasonable litigation expenses for any civilian proceeding or criminal proceeding which does not require proof of intent, for actions undertaken in the course of duty of the certificate recipient as an officer of the company.

The company commits to indemnify the certificate recipient even when they serve as officers in subsidiaries of the company (directly or indirectly held), or as observer or officer in other companies, when they fulfill said office at the company’s request.

The company shall not grant indemnity for liabilities imposed on the officer for any of the following actions:

a.	Breach of fiduciary duty;

b.	Breach of care duty with intent or recklessness, in respect of the circumstances of such breach;

c.	Deed or omission made intentionally to obtain illegal gains;

d.	Fines or penalties imposed on the officer for felonies;

e.	Liabilities for counter claims filed by the company against the certificate recipient, after they have filed claims against the company.

Indemnification will be limited to specific expense amounts and types, for event types specifically described in the indemnification certificate.

In any case, the maximum indemnification amount payable by the company to all officers eligible for indemnification shall not exceed $100 million, except for unusual cases to be approved by the company’s shareholders and Audit Committee.

Terms and guidelines have been specified for actions by the company and the officer in any case for which the officer may be eligible for indemnification, as set forth in the indemnification certificate.

Waiver for officers

On March 20, 2007 the Audit Committee and the company board of directors approved grant of a waiver for breach of care duty towards the company to current and future officers of the company, from time to time. Grant of the waiver and waiver certificates to officers is subject to approval by the General Meeting of company shareholders.